CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

26 October 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Holding(s) in Company	25/10/2005
REG-Catlin Group Limited Director/PDMR Shareholding	20/10/2005

Yours faithfully,

Krupali Patel

11/3

Catlin Group 82 - 34808

Print

REG-Catlin Group Limited Holding(s) in Company
Released: 25/10/2005

RNS Number:1490T
Catlin Group Limited
25 October 2005

Catlin Group Limited

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. *Name of company:*

Catlin Group Limited

2. Name of shareholder having a major interest:

FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries both being non-beneficial holders

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shares Held	Management Company	Nominee/Registered Name
1,446,856	FPM	NORTHERN TRUST LONDON
1,353,824	FPM	STATE STR BANK AND TR CO LNDON (S)
1,163,041	FPM	JP MORGAN, BOURNEMOUTH
360,312	FPM	HSBC BANK PLC
343,500	FPM	BANK OF NEW YORK BRUSSELS
282,300	FPM	MELLON BANK
141,200	FPM	BANKERS TRUST LONDON
68,300	FPM	MIDLAND SECURITIES SERVICES
40,511	FPM	BNP PARIBAS FRANKFURT
21,000	FPM	CLYDESDALE BANK PLC
224,221	FMRCO	JPMORGAN CHASE BANK
23,946	FMRCO	STATE STREET BANK AND TR CO
5,409,809	FISL	JP MORGAN, BOURNEMOUTH
445,864	FIL	BROWN BROS HARRIMN LTD LUX
280,200	FIL	JP MORGAN, BOURNEMOUTH
89,500	FIL	HSBC BANK PLC
71,500	FIL	BANK OF NEW YORK BRUSSELS
43,800	FIL	BNP PARIBAS, PARIS (C)
32,000	FIL	NORTHERN TRUST LONDON
15,500	FIJ	BROWN BROTHERS HARRIMAN AND CO
473,700	FII	BANK OF NEW YORK EUROPE LDN
176,000	FII	JP MORGAN, BOURNEMOUTH
12,506,884		Grand Total Common Shares

Note: Abbreviations used above are as follows:

"FII"	Fidelity Investments International
"FIJ"	Fidelity Investments Japan
"FIL"	Fidelity International Limited
"FISL"	Fidelity Investment Services Limited

82-34808.

"FMRCO" Fidelity Management and Research Company
"FPM" Fidelity Pension Management

5. Number of shares / amount of stock acquired:

N/A

6. Percentage of issued class:

N/A

7. Number of shares / amount of stock disposed:

N/A

8. Percentage of issued class:

N/A

9. Class of security:

Common shares

10. Date of transaction:

N/A

11. Date company informed:

25 October 2005

12. Total holding following this notification:

12,506,884

13. Total percentage holding of issued class following this notification:

8.03%

14. Any additional information:

15. Name of contact and telephone number for queries:

William Spurgin, 020 7458 5726

16. Name and signature of authorised company official responsible for making this notification:

William Spurgin, Head of Investor Relations

Date of notification: 25 October 2005

END
HOLUVOVRVKRRUAA

82-34808

Catlin Group

Print

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 20/10/2005

RNS Number:9219S
Catlin Group Limited
20 October 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

CATLIN GROUP LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

MR PAUL A JARDINE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

HOLDING IN RESPECT OF (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

COMMON SHARES OF US$0.01 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

82-34808

PAUL A JARDINE

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

NIL

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NIL

11. Number of shares, debentures or financial instruments relating to shares disposed

50,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0321%

13. Price per share or value of transaction

460.25p

14. Date and place of transaction

19 OCTOBER 2005, UNITED KINGDOM

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

50,768 0.0326%

16. Date issuer informed of transaction

19 OCTOBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

82-34808

\-

23. Any additional information

\-

24. Name of contact and telephone number for queries

LORRAINE MULLINS TEL: 020 626 0486

Name and signature of duly authorised officer of issuer responsible for making notification

LORRAINE MULLINS - GROUP COMPLIANCE OFFICER

Date of notification

20 OCTOBER 2005

END
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